Exhibit (a)(5)(RRR)

Press Conference E.ON Agreement with Enel and Acciona Madrid, April 3, 2007 Statement by Dr. Wulf H. Bernotat CEO of E.ON AG Please check against delivery.

E.ON AG, Press Conference, Madrid, April 3, 2007 Speech by Dr.Wulf H. Bernotat	Page 2 of 5

Buenos dias a todos. Una vez más les agradezco su presencia esta manana, sobre todo habiéndoles avisado con tan poco tiempo

Welcome and thank you for attending our press conference at such short notice.

You learned the reason for it yesterday evening. We reached an agreement with Acciona and Enel that provides a sensible way out of the increasingly complicated situation surrounding Endesa. I can imagine that this is hardly welcome news for all of you, since controversy makes for better headlines.

However, this solution is a better alternative for all of the other parties involved. A brief glance at Endesa’s current shareholder structure shows that together Acciona and Enel have already bought enough Endesa shares to nearly give them a majority stake. You don’t have to be genius to see that we can no longer obtain the majority shareholding we were striving for. From another perspective, though, we’ve dealt ourselves a good hand. Acciona and Enel are just as far as we are from obtaining a majority of Endesa’s voting rights. Things were heading for a stalemate, which would have prevented all of the shareholders from taking sensible action.

Furthermore, the lawsuits and appeals we filed have made it clear that Enel and Acciona’s plans give rise to a number of serious legal concerns. All in all, prolonging the fight over exerting influence at Endesa would most probably turn into a never-ending story with a completely unpredictable outcome. Endesa and its employees would probably suffer the most. Of course, a situation of this nature would also present the shareholders with major disadvantages and significant risks.

As a company that acts responsibly, we thought hard about whether we wanted to impose this burden on everyone involved and whether there wasn’t perhaps a better alternative. We found a reasonable solution by entering into the agreement we signed yesterday. It will keep

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the contest, with Acciona and Enel from escalating any further, while establishing increased clarity for everyone involved. At the same time, it affords E.ON the opportunity to make substantial strategic progress in Europe.

To arrive at this solution, we pledged not to carry out the takeover bid designed to acquire a majority stake in Endesa. This means that we will not acquire the shares tendered on the basis of an acceptance level of less than 50 percent and will renounce making a renewed takeover offer for Endesa in the next four years.

In exchange, E.ON will receive an extensive portfolio of assets in Spain, Italy, and France as well as in Poland and Turkey if Acciona and Enel gain control of Endesa.

The shareholding portfolio consists of the Endesa subsidiary Endesa Europe, Enel’s current Spanish subsidiary Viesgo, and generation capacities in several Endesa power plants in Spain. In sum, this adds up to just under 30 percent of Endesa’s worldwide generation capacity. In financial terms, the volume totals some €10 billion. The exact sum will be determined by financial experts on the basis of fair values us-ing generally accepted methods.

From a strategic perspective, by acquiring this portfolio we will achieve our goal of obtaining strong market positions in additional European markets that will serve as a platform for further growth in our business.

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I’ll start with Spain: We will acquire the power utility Viesgo from Enel. Viesgo currently has a generation capacity of some 2,400 megawatts, which it will increase substantially over the next three years through construction projects that are already under way. Furthermore, E.ON will receive additional genera-tion capacities from Endesa’s portfolio. All in all, we will have

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about 6,400 megawatts of power plant capacity in Spain by 2010. Once the process is completed, our share of the Spanish market will clearly exceed 10 percent. Then, as the No. 4 player on the market, we will have a balanced generation mix, comprising hydropower, nuclear energy, imported coal and natural gas. In the final analysis, E.ON’s position in Spain will be roughly as strong as the one it commands in northern Europe via our Nordic market unit.

What’s more, Viesgo has approximately 650,000 electricity customers. Admittedly, this still represents a relatively small share of the market. Naturally, we want to expand it, and this will lead to even more intense competition on the Spanish market. We continue to uphold our target of ranking among the top-three companies on the Spanish energy market.

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In Spain we’ll be a newcomer, whereas in Italy we’ll acquire Endesa shareholdings that will complement our existing business there. We’ve established a good starting position in Italy in power and gas trading and in gas sales. We’re in the process of building our first power plant there, an 800-megawatt gas-fired facility in Livorno Ferraris. Thanks to the agreed-on acquisition of Endesa Italia—with a total of some 5,000 megawatts in generation capacity—we will become Italy’s fourth-largest power producer. Benefiting from noteworthy synergy potential, these capacities complement our existing Italian operations. This will also give us a size in Italy comparable to that of our business in northern Europe. Furthermore, we will gain access to an LNG terminal, which is currently under construction.

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Through the acquisition of Endesa France/SNET, which has a generation capacity of some 2,500 megawatts, we’ll become the No. 3 player in France, as well. This represents an extremely attractive growth platform, since the French and German markets are fully interconnected. Moreover, in Endesa France, we will acquire small shareholdings in Poland and Turkey.

With our entry into Spain, our much-improved position on the Italian market, and the establishment of a generation position in France, we will improve the strong position we already command on the European energy market. In consequence, E.ON will have an even stronger presence—above all in southern Europe. We have thus achieved our strategic goal, albeit not to the extent originally envisioned. The ac-tivities in Spain and Italy ideally complement our operations in Northern, Western, Central and Eastern Europe. No other energy company has such a wide footprint in Europe.

But we don’t intend to rest on our laurels. The operations we acquire under the agreement give us an outstanding platform for further growth and the expansion of our competitive position, particularly in Southern Europe. After acquiring these assets in Spain, Italy and France, E.ON will continue to be very strong financially, giving us room to maneuver. We will play an active role in the progressive consolidation of the European energy sector.

This agreement ends our legal and regulatory proceedings. The market is our playing field. This is where we will continue to pursue our objectives with both fairness and resolution. And this may provide you with the occasional headline after all.

On this note, I look forward to our future encounters and talks.

Muchas gracias por su atención y ahora estoy a su disposición para contestar a sus preguntas